UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2017

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Nuestra Señora de los Ángeles 179

Las Condes, Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM
1.	Press Release dated dated September 14, 2017 titled “GeoPark Prices Offering of its 6.500% Senior Secured Notes due 2024”

Item 1

FOR IMMEDIATE DISTRIBUTION

GEOPARK PRICES OFFERING

OF ITS 6.500% SENIOR SECURED NOTES DUE 2024

Santiago, Chile – September 14, 2017 – GeoPark Limited (“GeoPark” or the “Company”) (NYSE: “GPRK”), an exempted company incorporated under the laws of Bermuda, today announced the pricing of US$425,000,000 aggregate principal amount of 6.500% senior secured notes due 2024 (the “Notes”). The Notes will mature on September 21, 2024 and will be secured by a pledge of the Company’s equity interests in certain of its subsidiaries. The Notes were offered to qualified institutional buyers in accordance with Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), and outside the United States to non-U.S. persons in accordance with Regulation S under the Securities Act. The settlement of the Notes offering is expected to take place on September 21, 2017, subject to customary closing conditions.

The net proceeds from the Notes offering will be used by the Company (i) to make a capital contribution to its wholly-owned subsidiary, GeoPark Latin America Limited Agencia en Chile (“GeoPark LA Agencia”), providing it with sufficient funds to (a) purchase for cash any and all of the 7.50% senior secured notes due 2020 (the “2020 Notes”) in GeoPark LA Agencia’s previously announced tender offer (the “Tender Offer”), (b) pay any related fees and expenses, including any applicable tender premiums and accrued interest on the 2020 Notes, and (c) redeem and satisfy and discharge the 2020 Notes, if any, that remain outstanding after the completion of the Tender Offer and (ii) for general corporate purposes, including capital expenditures and to repay existing indebtedness.

This press release does not constitute an offer to sell or a solicitation of an offer to buy these securities, nor will there be any sale of these securities, in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any state or jurisdiction. The Notes have not been registered under the Securities Act, or any applicable state securities laws, and will be offered only to qualified institutional buyers pursuant to Rule 144A promulgated under the Securities Act and outside the United States to non-U.S. persons in accordance with Regulation S under the Securities Act. Unless so registered, the Notes may not be offered or sold in the United States except pursuant to an exemption from the registration requirements of the Securities Act and any applicable state securities laws. This press release is not an offer to purchase or a solicitation of an offer to purchase with respect to any 2020 Notes or any other securities, and does not constitute a notice of redemption of the 2020 Notes.

For further information, please contact: INVESTORS:
Stacy Steimel – Shareholder Value Director Santiago, Chile T: +56 (2) 2242-9600	ssteimel@geo-park.com

Dolores Santamarina – Investor Manager Buenos Aires, Argentina T: +54 (11) 4312-9400	dsantamarina@geo-park.com

MEDIA:
Jared Levy – Sard Verbinnen & Co New York, USA T: +1 (212) 687-8080	jlevy@sardverb.com

Kelsey Markovich – Sard Verbinnen & Co New York, USA T: +1 (212) 687-8080	kmarkovich@sardverb.com

*****

ABOUT GEOPARK AND GEOPARK LA AGENCIA

GeoPark is a leading independent oil and natural gas exploration and production company with operations in Latin America and a proven track record of growth in production and reserves since 2006. GeoPark operates in Colombia, Chile, Brazil, Peru and Argentina.

GeoPark LA Agencia is an established branch, under the laws of Chile, of GeoPark Latin America Limited, an exempted company incorporated under the laws of Bermuda, which is wholly owned by GeoPark Limited, an exempted company incorporated under the laws of Bermuda.

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements often are preceded by words such as “believes,” “expects,” “may,” “anticipates,” “plans,” “intends,” “assumes,” “will” or similar expressions. The forward-looking statements contained herein include statements about the Company’s Notes offering and its intended use of proceeds therefrom. These expectations may or may not be realized. Some of these expectations may be based upon assumptions or judgments that prove to be incorrect. In addition, GeoPark’s business and operations involve numerous risks and uncertainties, many of which are beyond the control of GeoPark, which could result in GeoPark’s expectations not being realized or otherwise materially affect the financial condition, results of operations and cash flows of GeoPark. Some of the factors that could cause future results to materially differ from recent results or those projected in forward-looking statements are described in GeoPark’s filings with the United States Securities and Exchange Commission.

The forward-looking statements are made only as of the date hereof, and GeoPark does not undertake any obligation to (and expressly disclaims any obligation to) update any forward-looking statements to reflect events or circumstances after the date such statements were made, or to reflect the occurrence of unanticipated events. In light of the risks and uncertainties described above, and the potential for variation of actual results from the assumptions on which certain of such forward-looking statements are based, investors should keep in mind that the results, events or developments disclosed in any forward-looking statement made in this document may not occur, and that actual results may vary materially from those described herein, including those described as anticipated, expected, targeted, projected or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Andrés Ocampo
	Name:	Andrés Ocampo
	Title:	Chief Financial Officer

Date: September 14, 2017